SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------
                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
                          (PURSUANT TO SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934)
                   ------------------------------------------
                       HOLLYWOOD ENTERTAINMENT CORPORATION
                                (NAME OF ISSUER)

                       HOLLYWOOD ENTERTAINMENT CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)
                                   436141 105
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                   ------------------------------------------
                                 DONALD J. EKMAN
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                       HOLLYWOOD ENTERTAINMENT CORPORATION
                          25600 SW PARKWAY CENTER DRIVE
                            WILSONVILLE, OREGON 97070
                                 (503) 570-1600

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                                ROBERT J. MOORMAN
                                 STOEL RIVES LLP
                               900 SW FIFTH AVENUE
                                   SUITE 2300
                             PORTLAND, OREGON 97204
                                 (503) 224-3380
                   ------------------------------------------
                                DECEMBER 23, 1997
                       (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)

                            CALCULATION OF FILING FEE


TRANSACTION VALUATION*                      AMOUNT OF FILING FEE
----------------------------------          -----------------------------------
$184,999,991                                $37,000.00

* For purposes of calculating the amount of the filing fee only. Based upon $11.00 cash per share for 16,818,181 shares of Common Stock.

[  ] Check box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: N/A                          Filing Party: N/A
         Form or Registration No: N/A                         Date Filed: N/A

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
ITEM 1.  SECURITY AND ISSUER.

     (a) The issuer of the securities to which this statement relates is Hollywood Entertainment Corporation, an Oregon corporation (the "Company"), and the address of its principal executive office is 25600 SW Parkway Center Drive, Wilsonville, Oregon 97070.

     (b) This Schedule 13E-4 relates to a tender offer by the Company to purchase up to 16,818,181 shares of its Common Stock (the "Shares"), at $11.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and
(a)(2), respectively. As of December 22, 1997, there were 36,786,396 Shares issued and outstanding. In addition, as of such date, 6,300,946 Shares were reserved for issuance pursuant to the exercise of outstanding stock options under the Company's equity-based incentive plans. The information set forth in the sections of the Offer to Purchase captioned "Introduction," "The Offer -- 1. Terms of the Offer; Expiration Date" and "The Offer -- 10. Transactions and Arrangements Concerning the Common Stock" is incorporated herein by reference.

     (c) The information set forth in the sections of the Offer to Purchase captioned "Introduction" and "The Offer -- 6. Price Range of the Common Stock; Cash Dividends" is incorporated herein by reference.

     (d) This statement is being filed by the Company.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in the section of the Offer to Purchase captioned "The Offer -- 8. Source and Amount of Funds" is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     The information set forth in the sections of the Offer to Purchase captioned "Introduction," "The Offer -- 7. Certain Information Concerning the Company," "The Offer -- 10. Transactions and Arrangements Concerning the Common Stock," "The Offer -- 9. The Purpose of the Offer; Certain Effects of the Offer," "The Offer -- 8. Source and Amount of Funds" and "The Offer -- 6. Price Range of the Common Stock; Cash Dividends" is incorporated herein by reference.

     (a)-(j) The information set forth in the sections of the Offer to Purchase captioned "Introduction," "The Offer -- 7. Certain Information Concerning the Company," "The Offer -- 10. Transactions and Arrangements Concerning the Common Stock," "The Offer -- 9. The Purpose of the Offer; Certain Effects of the Offer," "The Offer -- 8. Source and

Amount of Funds" and "The Offer -- 6. Price Range of the Common Stock; Cash Dividends" is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in the section of the Offer to Purchase captioned "The Offer -- 10. Transactions and Arrangements Concerning the Common Stock" is incorporated herein by reference.

ITEM 5.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in the sections of the Offer to Purchase captioned "Introduction," "The Offer -- 7. Certain Information Concerning the Company," "The Offer -- 10. Transactions and Arrangements Concerning the Common Stock" and "The Offer -- 8. Source and Amount of Funds" is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the sections of the Offer to Purchase captioned "Introduction" and "The Offer -- 14. Fees and Expenses" is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

     (a)-(b) The information set forth in the section of the Offer to Purchase captioned "The Offer -- 7. Certain Information Concerning the Company" is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) The information set forth in the sections of the Offer to Purchase captioned "Introduction" is incorporated herein by reference.

     (b) The information set forth in the section of the Offer to Purchase captioned "The Offer -- 13. Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

     (c) The information set forth in the section of the Offer to Purchase captioned "The Offer -- 11. Effect of the Offer on the Market for Common Stock; Registration Under the Exchange Act" is incorporated herein by reference.

     (d) The information set forth in the sections of the Offer to Purchase captioned "Introduction" is incorporated herein by reference.

     (e) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and incorporated in their entirety herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) (1)         --    Offer to Purchase, dated December 23, 1997.
         (a) (2)         --    Letter of Transmittal.
         (a) (3)         --    Notice of Guaranteed Delivery.
         (a) (4)         --    Letter to Brokers, Dealers, Commercial Banks,
                               Trust Companies and Nominees.
         (a) (5)         --    Letter to Clients for Use by Brokers, Dealers,
                               Commercial Bank Companies and Other Nominees.
         (a) (6)         --    Guidelines for Certification of Taxpayer
                               Identification Number on Substitute Form W-9.
         (a) (7)         --    Form of Summary Advertisement dated December 23,
                               1997.
         (a) (8)         --    Press Release issued by the Company on
                               December 23, 1997.
         (b) (1)         --    Commitment Letter from GS Mezzanine Partners,
                               L.P. and GS Mezzanine Partners Offshore, L.P.,
                               dated December 23, 1997.
         (c) (1)         --    Proposed Share Ownership, Voting and Co-Sale
                               Agreement between the Company and Mark J.
                               Wattles.
         (d)             --    Not applicable.
         (e)             --    Not applicable.
         (f)             --    Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 1997

                                   HOLLYWOOD ENTERTAINMENT CORPORATION


                                   By:  DONALD J. EKMAN
                                      -----------------------------------------
                                        Name:     Donald J. Ekman
                                        Title:    Senior Vice President and
                                                  General Counsel

                                  EXHIBIT INDEX

Exhibit No.                                Description
-----------       -------------------------------------------------------------


(a) (1)     --    Offer to Purchase, dated December 23, 1997.
(a) (2)     --    Letter of Transmittal.
(a) (3)     --    Notice of Guaranteed Delivery.
(a) (4)     --    Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Nominees.
(a) (5)     --    Letter to Clients for Use by Brokers, Dealers,
                  Commercial Banks and Other Nominees.
(a) (6)     --    Guidelines for Certification of Taxpayer Identification
                  Number on Substitute Form W-9.
(a) (7)     --    Form of Summary Advertisement dated December 23, 1997.
(a) (8)     --    Press Release issued by the Company on December 23, 1997.
(b) (1)     --    Commitment Letter from GS Mezzanine Partners, L.P. and
                  GS Mezzanine Partners Offshore, L.P., dated December 23, 1997.
(c) (1)     --    Proposed Share Ownership, Voting and Co-Sale Agreement
                  between the Company and Mark J. Wattles.
(d)         --    Not applicable.
(e)         --    Not applicable.
(f)         --    Not applicable.